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As confidentially submitted to the Securities and Exchange Commission on [                             ], 2018, as Amendment No. 1 to the confidential submission. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

SCHOLAR ROCK HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	82-3750435 (I.R.S. Employer Identification Number)

620 Memorial Drive, 2nd Floor
Cambridge, MA 02139
(857) 259-3860
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Nagesh K. Mahanthappa
President and Chief Executive Officer
620 Memorial Drive, 2nd Floor
Cambridge, MA 02139
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Kingsley L. Taft Laurie A. Burlingame Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Junlin Ho Scholar Rock Holding Corporation 620 Memorial Drive, 2nd Floor Cambridge, MA 02139 (857) 259-3860	Marc A. Recht Brent B. Siler Nicole C. Brookshire Alison A. Haggerty Cooley LLP 500 Boylston St. Boston, MA 02116 (617) 937-2300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐ Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.001 per share

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 Explanatory Note

Scholar Rock Holding Corporation has prepared this Amendment No. 1 to the Draft Registration Statement on Form S-1 that was confidentially submitted to the Securities and Exchange Commission on March 23, 2018 (the "Draft Registration Statement") solely for the purposes of filing Exhibits 10.6, 10.13 and 10.14 to the Draft Registration Statement and making corresponding updates to Item 16 and the Exhibit Index. This Amendment No. 1 does not modify any provision of the Prospectus that forms Part I of the Registration Statement and accordingly such Prospectus has not been included herein.

 PART II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Printing and mailing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys' fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation to be in effect upon the completion of this offering and by-laws to be in effect upon the effectiveness of this registration statement that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  ▪
  any breach of the director's duty of loyalty to us or our stockholders;

  ▪
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  ▪
  any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

  ▪
  any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

  ▪
  we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

  ▪
  we will advance reasonable expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys' fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person's services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director's or officer's services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15.    Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a)   Reorganization and Issuance of Convertible Preferred Stock

Reorganization

In connection with the Reorganization:

  ▪
  Holders of Scholar Rock, LLC outstanding Series B convertible preferred units received one share of Scholar Rock Holding Corporation Series B convertible preferred stock for each Series B convertible preferred unit held immediately prior to the Reorganization, with an aggregate of 13,526,994 shares of Scholar Rock Holding Corporation Series B convertible Preferred stock issued in the Reorganization;

  ▪
  Holders of Scholar Rock, LLC outstanding Series A-4 convertible preferred units received one share of Scholar Rock Holding Corporation Series A-4 convertible preferred stock for each Series A-4 convertible preferred unit held immediately prior to the Reorganization, with an aggregate of 3,906,738 shares of Scholar Rock Holding Corporation Series A-4 convertible preferred stock issued in the Reorganization;

  ▪
  Holders of Scholar Rock, LLC outstanding Series A-3 convertible preferred units received one share of Scholar Rock Holding Corporation Series A-3 convertible preferred stock for each Series A-3 convertible preferred unit held immediately prior to the Reorganization, with an aggregate of 5,579,709 shares of Scholar Rock Holding Corporation Series A-3 convertible preferred stock issued in the Reorganization;

  ▪
  Holders of Scholar Rock, LLC outstanding Series A-2 convertible preferred units received one share of Scholar Rock Holding Corporation Series A-2 convertible preferred stock for each Series A-2 convertible preferred unit held immediately prior to the Reorganization, with an aggregate of 5,066,915 shares of Scholar Rock Holding Corporation Series A-2 convertible preferred stock issued in the Reorganization;

  ▪
  Holders of Scholar Rock, LLC outstanding Series A-1 convertible preferred units received one share of Scholar Rock Holding Corporation Series A-1 convertible preferred stock for each Series A-1 convertible preferred unit held immediately prior to the Reorganization, with an aggregate of 2,000,000 shares of Scholar Rock Holding Corporation Series A-1 convertible preferred stock issued in the Reorganization;

  ▪
  Holders of Scholar Rock, LLC outstanding common units received one share of Scholar Rock Holding Corporation common stock for each common unit held immediately prior to the Reorganization, with an aggregate of 4,576,500 shares of common stock issued in the Reorganization; and

  ▪
  Holders of Scholar Rock, LLC outstanding vested and unvested incentive units, irrespective of any strike price or voting rights on any such outstanding incentive units, exchanged such units for an equal number of shares of common stock or restricted common stock, respectively. The restricted common stock was issued with the same vesting terms as the unvested incentive units held immediately prior to the Reorganization. An aggregate of 6,758,945 shares of restricted common stock and common stock were issued to the prior holders of incentive units in the Reorganization. The restricted common stock was issued with the same vesting terms as the incentive units held immediately prior the Reorganization.

Issuances of Capital Stock

In December 2017, we issued and sold an aggregate of 13,055,555 shares of Series C convertible preferred stock at a purchase price of $3.60 per share, for an aggregate purchase price of $47.0 million to Artal International SCA, Redmile Capital Fund, LP, Redmile Biopharma Investments I, L.P. (and affiliates), Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund (and affiliates), Cormorant Private Healthcare Fund I, LP (and affiliates), ARCH Venture Fund VIII, L.P., Polaris Venture Partners VI, L.P. (and affiliates), Timothy A. Springer, Ph.D, EcoR1 Capital Fund, LP (and affiliates), KPC Venture Capital, LLC, and JAKII, LLC.

In May 2017, we issued and sold an aggregate of 1,428,209 shares of Series B convertible preferred units at a purchase price of $3.00 per unit, for an aggregate purchase price of $4.3 million to Timothy A. Springer, Ph.D. Series B convertible preferred units converted on a one-to-one basis for Series B convertible preferred stock in connection with the Reorganization.

In December 2015, we issued and sold an aggregate of 12,098,785 Series B convertible preferred units at a purchase price of $3.00 per unit, for an aggregate purchase price of $36.3 million to Fidelity Advisor Biotechnology Fund and affiliates, Cormorant Global Healthcare Master Fund, LP, Arch Venture Fund VII, L.P., Polaris Venture Partners VI, L.P. (and affiliates), TAS Partners, LLC, EcoR1 Capital Fund, LP (and affiliates), KPC Venture Capital, LLC, and JAKII, LLC. Series B convertible preferred units converted on a one-to-one basis for Series B convertible preferred stock in connection with the Reorganization.

No underwriters were involved in the foregoing sales of securities. Unless otherwise stated, the sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b)   Grants and Exercises of Stock Options

We have granted stock options to purchase an aggregate of 2,810,156 shares of our common stock, with an exercise price of $2.02 per share, to employees, directors and consultants pursuant to the 2017 Plan. Since March 15, 2018, no shares of common stock have been issued upon the exercise of stock options pursuant to the 2017 Plan.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

(a)  Exhibits

Exhibit No.		Exhibit Index
1.1	*	Form of Underwriting Agreement
3.1	**	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2	*	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the completion of this offering)
3.3	**	By-laws of the Registrant, as currently in effect
3.4	*	Form of Amended and Restated By-laws (to be effective upon the completion of this offering)
4.1	**	Investors' Rights Agreement among the Registrant and certain of its stockholders, dated December 22, 2017
4.2	*	Specimen Stock Certificate evidencing shares of common stock
4.3	**	Amended and Restated Warrant to Purchase Stock, by and between Silicon Valley Bank and the Registrant, dated December 22, 2017
5.1	*	Opinion of Goodwin Procter LLP
10.1	#**	2017 Stock Option and Incentive Plan and forms of award agreements thereunder
10.2	#*	2018 Stock Option and Incentive Plan and forms of award agreements thereunder
10.3	#*	Senior Executive Cash Incentive Bonus Plan
10.4	#*	Employee Stock Purchase Plan
10.5	#*	Form of Indemnification Agreement
10.6	†	Exclusive License Agreement by and between the Registrant, and Children's Medical Center Corporation, dated December 17, 2013

Exhibit No.		Exhibit Index
10.7	#**	Offer Letter by and between Nagesh K. Mahanthappa, Ph.D. and the Registrant, dated October 10, 2012
10.8	#**	Offer Letter by and between Yung H. Chyung, M.D. and the Registrant, dated February 2, 2016
10.9	#**	Offer Letter by and between Elan Z. Ezickson and the Registrant, dated July 17, 2014
10.10	#**	Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement, by Nagesh K. Mahanthappa, dated October 10, 2012
10.11	#**	Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement, by Yung H. Chyung, M.D., dated February 2, 2016
10.12	#**	Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement, by Elan Z. Ezickson, dated July 17, 2014
10.13	†	Option and License Agreement by and between the Registrant and Janssen Biotech, Inc., dated December 17, 2013, as amended by Amendment No. 1, dated December 15, 2015
10.14
Lease Agreement by and between 620 Memorial Leasehold LLC and the Registrant, dated March 5, 2015, as amended by the First Amendment dated February 22, 2016 and the Second Amendment dated February 22, 2018
21.1	**	Subsidiaries of the Registrant
23.1	*	Consent of Ernst and Young, Independent Registered Public Accounting Firm
23.2	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1	*	Power of Attorney (included on the signature page hereto)

*
To be included by amendment.

**
Previously filed.

†
Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

#
Indicates a management contract or any compensatory plan, contract or arrangement.

(b)  Financial Statements Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

  (a)  The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (b)  For purposes of determining any liability under the Act, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

  (c)  For the purpose of determining any liability under the Act, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Massachusetts, on the                    day of                             , 2018.

SCHOLAR ROCK HOLDING CORPORATION
By:	Nagesh K. Mahanthappa, Ph.D. President and Chief Executive Officer, and Director

POWER OF ATTORNEY

Each individual whose signature appears below hereby constitutes and appoints each of Nagesh K. Mahanthappa, Ph.D. and Elan Z. Ezickson as such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

Nagesh K. Mahanthappa, Ph.D	President, Chief Executive Officer, and Director (Principal Executive Officer)	, 2018
Elan Z. Ezickson	Chief Operating Officer & Head of Corporate Development (Principal Financial and Accounting Officer)	, 2018
David Hallal	Chairman	, 2018
Kristina Burow	Director	, 2018
Jeffrey S. Flier, M.D.	Director	, 2018
Michael Gilman, Ph.D.	Director	, 2018
Amir Nashat, Sc.D.	Director	, 2018
Timothy A. Springer, Ph.D.	Director	, 2018

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Explanatory Note
PART II Information Not Required in Prospectus
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY